          EX-99.B-77C

SUB-ITEM 77C(1): Submission of matters to a vote of securityholders

1.                                    SHAREHOLDER MEETING RESULTS

On December 7, 2006, a special shareholder meeting (the "Meeting") for Ivy Cundill Global Value Fund (Fund), a series of Ivy Funds, was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The meeting was held for the following purpose (and with the following results):

Proposal 1:          To approve a sub-advisory agreement between Ivy Investment Management Company and Mackenzie Financial Corporation with respect to the Fund.
For	Against	Abstain	Broker Non-vote
25,585,363.62	694,254.99	1,442,856.67	4,989,572.00

2.                                    SHAREHOLDER MEETING RESULTS

On February 2, 2007, a special shareholder meeting (the "Meeting") for Ivy Small Cap Value Fund (Fund), a series of Ivy Funds, was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The meeting was held for the following purpose (and with the following results):

Proposal 1:          To approve a sub-advisory agreement between Ivy Investment Management Company and BlackRock Capital Management, Inc. with respect to the Fund.
For	Against	Abstain
3,963,844.17	123,811.93	251,510.73

Proposal 2:           To authorize a "manager of managers" structure for the Fund whereby Ivy Investment Management Company will be able to make changes to the Fund's sub-advisors and materially amend investment sub-advisory agreements related to the Fund without obtaining shareholder approval.
For	Against	Abstain
3,843,371.70	238,904.60	256,890.52